Icebrkr

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,638.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -7,638.65**
FINANCING ACTIVITIES	
Notes payable	43,000.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$43,000.00**
NET CASH INCREASE FOR PERIOD	**$35,361.35**
CASH AT END OF PERIOD	**$35,361.35**